Filed by Altimar Acquisition Corp. II Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Altimar Acquisition Corp. II Commission File No. 001-39994 Date: December 8, 2021 Non-Deal Roadshow Presentation December 2021 1

Disclaimer Disclaimer This presentation (this “presentation”) is provided for informational purposes and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “Transaction”) between Fathom Holdco, LLC (“Fathom”) and Altimar Acquisition Corp. II (“Altimar II”) and for no other purpose. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to a registration or qualification under the securities laws of such other jurisdiction. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Altimar II. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Altimar II or Fathom or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between Altimar II and Fathom or a possible investment in Fathom and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Altimar II and Fathom disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Altimar II’s and Fathom’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “plan,” “target,” “goal,” “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Altimar II’s and Fathom’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Altimar II’s registration statement on Form S-1 and Reports under the Securities Exchange Act previously filed with the Securities and Exchange Commission (the “SEC”). In addition, there are risks and uncertainties described in the preliminary proxy statement/prospectus contained in the registration statement on Form S-4 relating to the proposed business combination, filed by Altimar II with the SEC on September 20, 2021, and other documents filed by Altimar II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward- looking statements. Most of these factors are outside Altimar II’s and Fathom’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Altimar II or Fathom following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the proposed business combination and the private placement of Altimar II securities or due to failure to obtain approval of the stockholders of Altimar II; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the continuing impact of the global COVID-19 pandemic; and (10) other risks and uncertainties indicated from time to time described in Altimar II’s registration statements on Form S-1 and S- 4, including those under “Risk Factors” therein, and in Altimar II’s other filings with the SEC. Altimar II and Fathom caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Altimar II nor Fathom undertakes or accepts any obligation to provide any updates or revisions to any forward-looking statements to reflect any changes in its expectations or any change in events, conditions or circumstances on which any such statement is based. Financial Information Pro Forma Revenue in this presentation is unaudited and reflects various adjustments to give pro forma effect to acquisitions completed by Fathom between January 1, 2020, and April 30, 2021, as if such transactions occurred on January 1, 2021. This unaudited, adjusted financial information and data are for illustrative and informational purposes only and are not necessarily indicative of the operating or financial results that would have occurred if the acquisitions had been completed as of such date. This unaudited, adjusted financial information and data as well as the other financial information and data included in this presentation does not conform to SEC Regulation S-X or Public Company Accounting Oversight Board (PCAOB) standards. Accordingly, such information may not be included in, may be adjusted or may be presented differently in any proxy statement/prospectus to be filed with the SEC. 2

Disclaimer, cont. Industry and Market Data In this presentation, Altimar II and Fathom rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Fathom competes and other industry data. Any comparison of Fathom to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Altimar II and Fathom. Altimar II and Fathom obtained this information and statistics from third-party sources, including reports by market research firms and publicly available company filings. While Altimar II and Fathom believe such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the referenced information. Neither Fathom nor Altimar II has independently verified the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights presentation may be listed without the TM, SM © or ® symbols, but Altimar II and Fathom will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Projections This presentation also contains certain financial forecasts, including projected revenue and estimated. Neither Altimar II’s nor Fathom’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections and estimates are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected and estimated information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections and estimates are inherently uncertain due to a number of factors outside of Altimar II’s or Fathom’s control. While all financial projections, estimates and targets are necessarily speculative, Altimar II and Fathom believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective and estimated results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective and estimated financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Additional Information; Participation in Solicitation Altimar II has filed a preliminary proxy statement/prospectus and expects to file a definitive proxy statement/prospectus, as part of a registration statement, and other relevant documents with the SEC. Altimar II stockholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information about Altimar II, Fathom and the proposed business combination. Stockholders are able to obtain a free copy of the proxy statement, as well as other filings containing information about Altimar II, Fathom and the proposed business combination, without charge, at the SEC’s website located at www.sec.gov. Altimar II and Fathom and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Altimar II’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Altimar II’s directors and officers in Altimar II’s filings with the SEC, including Altimar II’s registration statement on Form S-1 and prospectus for its initial public offering, which was originally filed with the SEC on January 20, 2021. To the extent that holdings of Altimar II’s securities have changed from the amounts reported in Altimar II’s registration statement on Form S-4 for the proposed business combination, Altimar II’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Altimar II’s shareholders in connection with the proposed business combination are set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, originally filed by Altimar II with the SEC on September 20, 2021. Investors and security holders of Altimar II and Fathom are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Altimar II and Fathom through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Altimar II can be obtained free of charge by directing a written request to Altimar II. 3

Transaction Summary

Presenters



Ryan Martin
Chief Executive Officer, Fathom



Rich Stump
Co-Founder & Chief Commercial Officer, Fathom



Mark Frost
Chief Financial Officer, Fathom



Tom Wasserman
CEO / Chairman, Altimar Acquisition Corp. II; Managing Director, HPS Investment Partners, LLC

Transaction Highlights

Altimar Acquisition Corp. II	• Altimar Acquisition Corp. II (NYSE: ATMR) is a publicly listed special purpose acquisition company with $345mm in cash[1] • $80mm PIPE commitments before transaction announcement
Valuation	• $1.5bn pro forma enterprise value with a strong balance sheet • Implied 27.3x 2022E EBITDA of $54mm and 7.2x 2022E Revenue of $205mm offers an attractive valuation relative to the peer group
Capital Structure	• Pre-transaction, Fathom is already a positive, self-sustaining cash flow business • Total pro forma liquidity of $44mm[2] • Post-transaction, PF net leverage of 3.6x[3] gives the Company sufficient firepower to continue pursuing its M&A strategy • Expected net leverage multiple of 2.0x as of FYE 2022E
Ownership	• ~65% Fathom shareholders; ~29% SPAC shareholders and sponsor founder shares; ~6% PIPE investors[4]

[1] Does not include interest earned on trust; [2] $20mm of pro forma cash as of 9/30/21 (which includes $10 million of additional cash to the balance sheet) plus $23mm of availability under a new $50mm revolving credit facility. On April 30, 2021, Fathom completed a financing transaction in which it entered into a $172 million term loan due April 2022 (the "April 2021 Term Loan") in order to finance certain acquisitions and to refinance Fathom's existing debt. Fathom is entering a new credit facility that will become effective upon the closing of the Transaction. The new credit facility includes a $50 million revolving credit facility and a $125 million term loan that mature in 2026. Fathom intends to use proceeds from this credit facility to repay the April 2021 Term Loan; [3] PF net leverage based off of LTM EBITDA as of 9/30/21 of $36.4mm and PF net debt of $130mm; [4] See slide 37 "Detailed transaction overview" for key assumptions and additional details. Assumes no redemptions by Altimar Acquisition Corp. II's existing public shareholders

FATHOM
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Altimar Acquisition Corp. II Overview

Altimar Acquisition Corp. II ("Altimar II") is sponsored by an affiliate of HPS Investment Partners ("HPS"), a natural partner for Fathom with a proven track record of success and experienced leadership

ALTIMAR ACQUISITION CORP. II

HPS Investment Partners

Altimar II is a $345mm[1] SPAC sponsored by an affiliate of HPS Investment Partners, one of the world's largest alternative asset managers

$74bn AUM[2]	**160+ Investment Professionals**	**13 Offices**

Proven SPAC Track Record

HPS has developed valuable SPAC experience via Altimar I and its closed business combination with Blue Owl Capital (NYSE: OWL) and Trine Acquisition Corp. and its closed business combination with Desktop Metal (NYSE: DM)

Experienced Leadership

- HPS is led by Scott Kapnick (Governing Partner and CEO), former Partner and Co-Head of Investment Banking at Goldman Sachs
- Altimar II CEO, Tom Wasserman, is a career Growth Equity investor and has led the HPS SPAC platform since inception

HPS Network & Value Add

- HPS employs an active approach to help its partners' business development efforts to drive top line growth
- Track record of supporting businesses through their lifecycles with capital investments and business development support

HPS SPAC COMPANIES

Company	Desktop Metal	BLUE OWL
Vehicle	TRINE[3]	ALTIMAR
Announced / Closed	August 2020 / December 2020	December 2020 / May 2021
PIPE Size	$275mm	$1.5bn
Current Equity Value (as of 12/3/21)	$1.9bn	$20.7bn
Current Firm Value (as of 12/3/21)	$1.5bn	$22.7bn
Trading performance (as of 12/3/21)	(43.1%) / $5.69[4]	50.8% / $15.08[4]

- Desktop Metal and Blue Owl Capital have been well received in the public markets since their debut

Altimar II's Sponsor group has a proven track record of success in the SPAC market including specific experience within the industrial tech space

Source: Company filings, Factset as of 12/3/21
[1] Does not include interest earned on trust; [2] AUM as of August 1, 2021; [3] Trine was co-sponsored by HPS and an entity controlled by Leo Hindery, Jr.; [4] Calculated based on current share price as of December 3, 2021 and a $10 / share base

FATHOM
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Fathom is at the Center of Altimar II’s Industry 4.0 Investment Thesis “As manufacturing processes become more software based, a large portion of the production will be completed on an on-demand or hosted basis. Software will allow for multi-tenant models, which in turn will lower costs, increase speed and provide a more consistent, higher quality product.” § Engaged in Industry 4.0, beginning with the team’s experience with ü Leading on-demand manufacturing company playing in a $25bn+ market Desktop Metal ü Deep technical expertise to deliver best in class turnaround times and unlock • Deep understanding, through broader HPS portfolio, of the the full potential of Industry 4.0 for its large corporate customers challenges of traditional manufacturing and prototyping ü Strong software platform that will generate long term growth § Recognized the opportunity for enterprise focused, on-demand manufacturing facilities that have deep expertise across multiple ü Robust pro forma liquidity and strong cash flow generation modalities ü Proven and profitable track record with a highly experienced leadership team § Targeting a platform that has already achieved scale and profitability Altimar II is excited to be partnering with Fathom; a company that it believes is poised to be a long-term leader in the on-demand manufacturing industry 6

Industry 4.0 is Disrupting Traditional New Product Development Cycles and Creating Challenges for Corporates Challenges Industry 4.0 The next industrial revolution is Digitization of product development $600bn Continuously rising $445bn accelerating 1 R&D spend in 2010 in 2021 Reshoring of manufacturing the pace of % of revenue from new products manufacturing Mass customization New products 40% 31% innovation contribute more to Dynamic, real-time data driven in 2010 in 2017 2 total revenue consumer preferences Higher value add, U.S. utility patents secured at lower cost with Accelerating pace 355k 220k shorter lead times of new product 3 in 2010 in 2019 launches ESG focus 7 Source: Market study outlook by leading industry consultant 1 2 3 Values rounded to the nearest multiple of five; New Product Vitality Index; Total U.S. utility patents (patents for invention) granted, rounded to the nearest multiple of five

OPPORTUNITY TO BUILD A LEADING MULTI BILLION DOLLAR ON-DEMAND DIGITAL MANUFACTURING COMPANY IN THE $25BN LOW-TO-MID VOLUME 1 MANUFACTURING MARKET Fathom is uniquely positioned to serve the manufacturing needs of the largest and most innovative companies in the world 8 Source: Market study by leading industry consultant 1 Fathom core addressable market, utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

Fathom Focuses on Rapid Prototyping and Low-Mid Volume Production, the highest value stages of the manufacturing as a service value chain Manufacturing as a Service Value Chain Low-Mid Volume Product Rapid Prototyping High-Volume Production Production Development and Manufacturing Team Large Contract Manufacturers Hundreds of thousands to Typical Production Run One to tens of thousands millions Low mix, high volume – Production Environment High mix, low volume – difficult to replicate at scale largely commoditized Unique suite of on-demand manufacturing/ engineering services that speed High volume outsourced Value Add iteration and finalization of new product designs, reducing time to market manufacturing of finalized designs 9

Fathom’s Solution Product development and manufacturing is siloed, Fathom delivers an integrated solution across complex and inefficient manufacturing processes, materials and engineering support Customer product development Customer product development and manufacturing team and manufacturing team Suppliers to choose from: Thousands (and growing) Advanced and Advanced and Additive Engineering Additive Engineering traditional Software Materials traditional Software Materials technology services technology services manufacturing manufacturing Faster iterations with Fathom speeds time to market Multiple iterations across multiple fragmented verticals slows time to market 10

Leading on-demand digital manufacturing platform for corporate customers

Corporates are forced to choose between either investing in increasingly costly in-house capabilities or outsourced options lacking either the required scale, quality assurance, or transparency that the corporate market demands

In-House

In-house prototyping and low-to-mid volume production has significant drawbacks

- ⓧ Repeated upfront investment in rapidly changing technologies
- ⓧ Lack of centralized knowledge base across organization
- ⓧ Lack of skilled labor
- ⓧ Pressure to reduce costs

Outsourced Options

- Regional Bureaus
- Legacy Digital Manufacturers
- Digital Brokers

Fathom is uniquely positioned as the only "one-stop-shop" platform built to serve the manufacturing needs of corporate customers

	FATHOM	Regional Bureaus	Digital Brokers	Legacy Digital Manufacturers
On-demand Manufacturing	✓	✓	ⓧ	✓
Additive 2.0 and Emerging Technologies	✓	ⓧ	✓	✓
Extensive in-house production	✓	✓	ⓧ	✓
On-demand Digital Platform and Brokerage	✓	ⓧ	✓	✓
Enterprise Focus	✓	ⓧ	ⓧ	ⓧ
High-value Customized Parts	✓	ⓧ	ⓧ	ⓧ
Comprehensive Range of Services	✓	ⓧ	ⓧ	ⓧ
High-touch Supply Chain Partner	✓	ⓧ	ⓧ	ⓧ

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Why Fathom Wins Corporate Customers Fathom Delivers Advanced & Additive Traditional want an integrated Unique Proprietary Technology Manufacturing solution that delivers Solutions that enable: Comprehensive Manufacturing Accelerated Time Technology agnostic outcome-based approach Capabilities to Market 25+ Industry leading manufacturing processes Pioneer in the on-demand manufacturing space with 3 decades of experience Speed One of the first adopters of plastic and metal additive manufacturing Quality Resulting in: Proprietary software solution to enable the digitalization of manufacturing Engineering Entrenched Supported by Fathom’s Services Proprietary Manufacturing Long-Term Enablement Software Partnerships Solution Software Materials Customer Service 12

Fathom Combines Manufacturing & Technical Services to Allow Our Customers to Iterate Faster…

Breadth of on-demand manufacturing capabilities

Additive Manufacturing	• Parts in as soon as 1-3 days • 90 large-platform additive manufacturing machines	• PolyJet Technology • FDM Technology • SLS Technology • MJF Technology • SLA Technology • DMLS Technology
CNC Machining	• Parts in as soon as 5 days • Tolerance accuracy range of +/-0.001" to 0.005"	• 3 and 5 axis milling and turning • Many material and texturing options • High-quality surface finishing
Injection Molding	• 30-second quotes through automated portal	• Production tools in as soon as 3 weeks • Prototype tools in as soon as 10 days and 10k parts in 14 days • Low-to-high volume molding needs
Precision Sheet Metal Fabrication	• Parts in as soon as 5 days	• Laser and waterjet cutting • Sheet metal stamping, bending and forming • Finishing, welding, sanding, powder coating and screen printing
Ancillary Technologies	• Comprehensive support to tie other capabilities together	• Urethane casting • Model assembly and finishing • Engineering and design support • Quality inspection

Engineering & Design Support
+
Technical Responsiveness
+
Material Expertise

Allows Customers to Iterate Faster and More Often



Learning
Learning
Learning
Learning

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…Accelerating Manufacturing for many of the Most Innovative Companies in the World… …and many more customers Global A&D Global Electric Global Power Global Medical Global A&D with complex Customer Equipment Vehicle Generation Device Equipment Company Manufacturer Company Company Company manufacturing needs… Full size mockups of High-complexity, Functional generator Bridge to production High-complexity aircraft interior quick-turn prototype for testing for medical incubator missile mockup Project assemblies automotive bridge to production ✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing✓ Additive Manufacturing ✓ CNC Machining✓ Precision Sheet Metal✓ Precision Sheet Metal✓ Injection Molding✓ CNC Machining Technologies ✓ Ancillary Technologies✓ Design & Engineering✓ CNC Machining✓ CNC Machining✓ Design & Engineering Used ✓ Ancillary Technologies✓ Ancillary Technologies✓ Design & Engineering✓ Ancillary Technologies ✓ Ancillary Technologies 33% $14mm 251k Combined ‘18-’20 Combined cumulative Total parts produced 111 sales CAGR ‘16-’20 sales ‘16−’20 14 1 Metrics based on combined results of the five customers described above

…with a Proven Ability to Deliver **Fast Turnaround Times for Projects Involving Multiple Complex Manufacturing Processes**

A Fortune 10 technology company came to Fathom with a complex project that spanned the technologies and processes of rapid production…and needed it done fast.

Fathom delivered.

20,000 Parts // Within 27 Days



15,000
55+ Tools to Injection Mold 15,000 Parts
First Article in 2 weeks



3,000
3,000+ 3D Printed Parts



2,000
2,000+ Metal Fabricated Parts

Hybridized Services Used

- ✓ 3D Printing / Additive Manufacturing. Polyjet. SLS. MJF
- ✓ DFM Analysis + CAD Mods
- ✓ CNC Machining. Laser Cutting
- ✓ Stamping. Die Cutting. Post-Opp Drilling
- ✓ 24-hour Turnaround Urethane Casting
- ✓ Injection + Compression Molding
- ✓ Model Finishing. Insert Assembly
- ✓ Advanced Project Management

$1mm Total revenue from project

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Delivering Next-Gen. Additive Capabilities

First of its Kind Commercialization Partnership with Evolve for Additive at Scale

- Evolve Additive Solutions, Inc. (“EAS”) designs, develops and produces additive manufacturing production equipment and solutions, including its patented STEP (selective thermoplastic electrophotographic process) technology relating to the commercial grade production of plastic parts
- On September 8, 2021, EAS announced $30mm in growth equity funding from 3D Ventures & affiliates, bringing EAS’ total fundraising to $55mm since 2018
- Fathom expects to be the only provider at scale of this transformative additive technology in North America
- Enables scalable additive production of plastic parts with injection molding quality in days vs. months
- Advances our Environmental, Health, and Safety initiatives and expected to reduce Fathom’s carbon footprint


EVOLVE
ADDITIVE SOLUTIONS
SVP PLATFORM
UNLOCK THE POSSIBILITIES
Evolve's AM production machines are already recognized in the industry for their ability to drive a high-volume end-to-end AM production process.
LEARN MORE

Introduction of High-Throughput EOS M300 Printer

- Fathom expects the EOS 300M to be able to deliver up to 5X productivity improvements over current single laser metal additive
- Machine is designed and developed to handle serial production of metal additive parts
- Further expands Fathom’s leading additive capabilities, reinforcing our position as the manufacturing partner of choice for corporate customers



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Entrenched Partner to the World's Leading Companies

Proven Track Record
with blue-chip customers across diverse end markets

~3k
Total customers in the last twelve months[1]

91%
Overall customer retention[1]

<6%
Revenue contribution from any single customer[1]

2020 Revenue by End-market



Transportation / EV 5%
Other 8%
Medical 32%
Consumer 6%
Aerospace & Defense 11%
Industrial 15%
Technology 23%

Aerospace & Defense
7 of the top 10[2]
Aerospace companies in the Fortune 500, representing a combined
~$285bn
in 2020 revenue

Transportation / EV
4 of the top 10[3]
Automotive companies in the Fortune 500, representing a combined
~$316bn
in 2020 revenue

Consumer
4 of the top 10[4]
Consumer companies in the Fortune 500, representing a combined
~$115bn
in 2020 revenue

Industrial
8 of the top 10[5]
Industrial companies in the Fortune 500, representing a combined
~$233bn
in 2020 revenue

Medical
8 of the top 10[6]
Medical companies in the Fortune 500, representing a combined
~$105bn
in 2020 revenue

Technology
7 of the top 10[7]
Technology companies in the Fortune 500, representing a combined
~$932bn
in 2020 revenue

REPRESENTATIVE CUSTOMERS[8]

3M, amazon, APPLIED MATERIALS, GE, Google, Johnson & Johnson, Pfizer, PHILIPS, P&G, TESLA, TEXTRON, zimmer

Source: Fathom management, company filings
[1] LTM 3/31/21 sales data (excludes 2021 acquisitions); [2] Fortune's Aerospace & Defense segment; [3] Fortune's Motor Vehicles & Parts segment; [4] Fortune's Household and Personal Products segment; [5] Fortune's Industrials segment; [6] Fortune's Medical Products and Equipment segment; [7] Fortune's Technology segment; [8] Select customers presented. Use of names and logos does not imply endorsement

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FATHOM’S INTEGRATED, SOFTWARE-DRIVEN APPROACH IS THE INDUSTRY 4.0 SOLUTION THAT CORPORATE CUSTOMERS DEMAND 18

Fathom’s Unified Suite of Software… Easy-to-use automated quoting, ordering, engineering and project management platform Built on Manufactured Comprehensive Responsiveness, to Customer Access to Equipment Speed, Agility and Specs and Experience Expertise Project Management Design for Manufacturability Quoting Production Submitted quote and had a question about material. I received a direct email Fathom provides unique industry Really quick, buttons make sense and it's explaining all the details within 15 minutes. That was very cool, sometimes I access to a broad set of straight forward. Hard to mess up an order. have to wait for days before receiving answers from other places. manufacturing capabilities. - Autonomous Aircraft Delivery Company - Leading Technology Company - Global Car Manufacturer 19

… is Continuously Being Developed to Stay One Step Ahead of Evolving Industry 4.0 Trends Core Elements of Fathom’s Future Extensions Existing Software Platform of Software Platform Automation IoT enabled managed services suite Further digitization of existing managed services offering Cyber System Security Integration AI materials and process detection Enhanced turnaround time and product efficiency Multi-Site Machine Learning / Smart Factory Artificial Intelligence Integration with customer Deployment PLM, MES and ERP systems Proprietary Enhances customer experience and Software Suite increased outsource revenue Scalable Customer Digitization & Acquisition & Automation of Engagement Software Virtual digital warehousing Customer Workflows Customer inventory reduction via on demand spare parts External Strategic Supply Chain Portal 20

…and is Delivering Record Results for Fathom Robust Customer Engagement Across Software Platform We continue to grow our IP • Digital orders up 35% YoY Q3 ‘21 YTD and 47% YoY portfolio, with in September ‘21 formal notice of issuance for a • Average digital order size up 15% YoY YTD ’21 and new data 40% YoY in September ‘21 aggregation patent received • New proprietary digital platform users up 60% YoY in Q3 ‘21 Q3’ 21 YTD 21 Note: Information for 2020 and 2021 in YTD comparison represents the combined results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2020 and 2021 for the respective periods

Expanding Presence with Our Customers Orders ($mm) Purchasing contacts $4.01 127 Transportation / EV 51 Customer $0.25 2017 TTM 2017 TTM 16 $0.58 7 Electronics Customer $0.23 2017 TTM 2017 TTM 14 $0.80 8 Technology Customer $0.44 2017 TTM 2017 TTM Differentiated commercial strategy increases number of purchasing contacts within customer organizations, driving order growth Source: Company management 22 Note: TTM as of 6/30/21 1 Customer acquired in 2018

Massive Opportunity in a Large TAM

$25bn low-to-mid volume manufacturing market[1]


FATHOM
<1%
Other legacy digital manufacturers and additive-focused players ~3%
In-house ~40%
Highly fragmented regional design bureaus >55%

- ~60% of the market is currently outsourced vs. in-house
- Outsourced provider landscape is highly fragmented; Fathom's scale is extremely difficult to replicate
- Industry 4.0 disruption is driving corporates to seek one-stop-shop outsourced solutions
- Fathom is best positioned to capitalize on shifting industry trends

Clear runway in a large, highly fragmented market

Source: Market study by leading industry consultant
Note: Pie chart is not to scale
[1] Fathom core addressable market, utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

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Scalable Platform with Proven Profitability

Scalable Platform with Strong Growth and Margins[1]



PF Revenue ($mm)
PF Adj. EBITDA ($mm)
22% Revenue CAGR
$149
$40
$408
$115
2020
2025E

	2020	2025E
PF Adj. EBITDA[2] %	**27%**	**28%**
Market penetration[3]	**0.6%**	**1.2%**

Key Highlights

- Strong organic growth trajectory driven by shift to Industry 4.0 and digital new product development
- Additional growth driven by land and expand strategy with existing customers
- Robust Adj. EBITDA margins
- Tailwinds from rising additive adoption
- Clear runway with only ~1% market penetration by 2025

Source: Management projections, market study by leading industry consultant
[1] Information for 2020 combines the results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2021, 2020 and 2019 for the respective period; [2] PF Adjusted EBITDA is a non-GAAP measure. Adjustments to PF EBITDA include changes in the fair value of contingent consideration, acquisition expenses, loss on extinguishment of debt, and other non-recurring and non-cash costs. See Appendix for a calculation of PF Adjusted EBITDA for 2020; [3] Based on Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

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Acquisitive Growth Platform with Compelling Pipeline Ready to Execute on Pipeline Fathom’s Pipeline breakdown 1 M&A Advantage $25bn Additive low-to-mid volume manufacturing mfg. utilizing 1,000s of companies 1. Flexible digital architecture specified techniques to rapidly integrate Advanced manufacturing 2. Established scale to up-tier acquired relationships 50+ opportunities Software 3. Synergies from centralizing production 13 completed 4. First mover advantage in …with 4 International acquisitions in highly-fragmented market completed in 2021 ~3 years… 5. Target-rich environment 25 Source: Market study outlook by leading industry consultant 1 Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies

Proven Ability to Execute & Integrate Acquisition Targets Identify 2019 Acquisition 2020 Acquisition Pre-acquisition Post-acquisition Pre-acquisition Post-acquisition (30)% 52% 5% 53% Decline in average monthly Growth in average Acquire Growth in average monthly Growth in average run-rate orders in twelve monthly run-rate orders run-rate orders in twelve monthly run-rate orders months prior to close since closing months prior to close since closing • Realized significant synergies by optimizing • Realized significant cost synergies by closing a Integrate already-existing capabilities in SEO and SEM facility, relocating equipment and streamlining SG&A • Revenue synergies from deploying an enhanced • Revenue synergies from deploying an enhanced go- go-to-market strategy, improved customer retention to-market strategy, improved customer retention and and cross-selling broader Fathom capabilities cross-selling broader Fathom capabilities Grow 26

Highly Experienced Leadership Team & Board of Directors

Leadership Team



Ryan Martin
Chief Executive Officer & Board Member

GE · CDW



Mark Frost
Chief Financial Officer

angiodynamics · ARGON · analogic



Rich Stump
Co-Founder & Chief Commercial Officer

FATHOM · ANSYS

Additional Leadership Team
has deep manufacturing expertise with nearly 200 years of combined experience

FATHOM

Board of Directors



Bob Nardelli
Former Chairman & CEO, Chrysler Corporation and The Home Depot

BWXT · CHRYSLER CORPORATION · THE HOME DEPOT · GE



David Fisher
Chariman & CEO, Enova // Board Director, Just Eat Takeaway.com // Board Director, Friss // Former CEO, optionsXpress enova · optionsXpress · GRUBHUB · FRISS



Pete Leemputte
Board Director, MasterCraft // Board Director, Beazer Homes // Former CFO of Green Mountain Keurig, Mead Johnson, Brunswick

MasterCraft · KEURIG · Mead Johnson · BEAZER HOMES · BRUNSWICK



TJ Chung
(Chairman), Senior Partner, CORE Industrial Partners // Board Director, Littelfuse // Board Director, Mastercraft // Board Director, Airgain

MasterCraft · Littelfuse · Airgain · CORE INDUSTRIAL · DANAHER · BRUNSWICK



Adam Dewitt
CEO and former President & CFO, Grubhub // CFO, optionsXpress // Board Director, Ritchie Bros

GRUBHUB · optionsXpress · RITCHIE BROS. Auctioneers



Maria Green
Board Director, Littelfuse // Board Director, Tennant // Former SVP and GC, Ingersoll Rand and ITW

TENNANT · Littelfuse · Ingersoll Rand



Dr. Caralynn Nowinski Collens
CEO, Dimension Inx // Former Chairman, MxD

Dimension Inx · MxD



John May
Managing Partner, CORE Industrial Partners

CORE INDUSTRIAL · Blackstone · HIG CAPITAL



Carey Chen
Former CEO, Incodema Group // Former CEO, Cincinnati, Inc

INCODEMA · CINCINNATI · CHART

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Key Investment Highlights

1	**Fathom is transforming new product development and manufacturing for corporates**	• Leading platform capable of accelerating new product development to keep pace with Industry 4.0 disruption • Advanced software, deep technical expertise and broadest suite of 25+ quick-turn manufacturing processes • Unique “one-stop-shop” solution enables faster iterations, shortening development cycles from months to days
2	**Massive opportunity in a large TAM**	• Uniquely positioned as the only “end-to-end” solution for corporates in highly fragmented $25bn[1] TAM • Substantial scale that is difficult to replicate; nearly 450k sq. ft. of manufacturing capacity over 12 facilities, nationwide • Tailwinds from accelerating additive manufacturing adoption and continued shift to outsourcing
3	**Entrenched partner to the world’s largest companies**	• Proven track record with ~3k total blue-chip corporate customers in the last twelve months • Over 35 years of industry expertise, coupled with a singular focus on quality, service and execution, enables 91% overall customer retention[2] • Long-term relationships with key strategic accounts and proven ability to up-tier newly acquired customers
4	**Scalable platform with proven profitability**	• Compelling growth trajectory with 19% 2020-2023E PF revenue CAGR[3] • Robust, proven profitability with 27% 2022E PF Adj. EBITDA margins[4] • Large opportunity ahead, with only <1% market penetration by 2022
5	**Acquisitive growth platform with compelling pipeline**	• Clear upside from differentiated M&A capabilities in a target-rich environment; 13 acquisitions in last 3 years • Proven ability to rapidly integrate and compound growth of acquired businesses • Ready to execute on pipeline, with line of sight into 50+ opportunities
6	**Highly experienced leadership team and Board of Directors**	• Leadership team with public market experience and track record of scaling high-growth companies • Deep additive and advanced manufacturing pedigree with nearly 200 years of combined experience • Board of Directors with a track record of advising and leading innovation for some of the world’s leading manufacturers

Source: Management projections, market study outlook by leading industry consultant
[1] Fathom core addressable market, comprised of low-to-mid volume manufacturing utilizing CNC machining, injection molding, sheet metals and additive manufacturing technologies; [2] FY2019-FY2020 sales data (excludes 2021 add-ons); [3] Fathom's 19.1% CAGR is adjusted to give pro forma effect to all acquisitions prior to 05/01/21; [4] PF Adjusted EBITDA is a non-GAAP measure. Adjustments to PF EBITDA include changes in the fair value of contingent consideration, acquisition expenses, loss on extinguishment of debt, and other non-recurring and non-cash costs.

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Financial Highlights

Robust Q3 ‘21 Order Growth Sets a New Fathom Monthly Record… Accelerating order growth in Q3 ‘21 expected to continue Q2 ‘21 vs. Q3 ‘21 Aug ‘21 vs. Sep ‘21 % growth % growth 9.3% 12.2% +3.6 +1.6 Fathom continues to see 42.4 15.1 strong demand for additive manufacturing services, with additive 38.8 13.5 manufacturing orders increasing 24% in Q3 ‘21 Q2 '21 Q3 '21 Aug '21 Sep '21 vs. Q2 ‘21 30 Total Order Value ($mm)

...Driving Strong Momentum in Q3 ‘21 YTD Q3 ‘20 vs. YTD Q3 ‘21 FY ’21E vs. FY ’22E % YoY % YoY 1 5.7% 5.7% 16.8% 26.4% growth growth +42.8 +6.4 204.9 118.3 162.1 43.8 118.3 111.9 YTD Q3 '20 YTD Q3 '21 YTD Q3 '21 Q4 '21E FY '21E FY '22E Source: Fathom management projections Note: YTD Q3 ’21 PF Revenue reflects the mid-point of management’s preliminary estimated range for the nine months ended September 30, 2021 which is $117.8mm to $118.6mm. PF Revenue for Q4 ‘21E and FY ‘21E reflects the low-end of management’s estimated preliminary 31 ranges for those respective periods. Information for 2020 and 2021 combines the results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2020 and 2021 for the respective period. 1 YoY Q4 ’21E revenue growth rate calculated based on Q4 ’20 revenue of $37.5mm PF Revenue ($mm)

Proven Financial Profile with Accelerating Growth[1]

$162mm
'21E Revenue

48%
'21E Gross Margin

25%
'21E Adj. EBITDA Margin

91%
Customer Retention[2]

17%
'20-'22E PF Revenue CAGR

PF Revenue[1] ($mm)



$149
$162
$205
$252
$317
$408
2020
2021E
2022E
2023E
2024E
2025E

PF Gross profit[1] ($mm)



49%
48%
49%
51%
52%
53%
$73
$78
$100
$129
$166
$216
2020
2021E
2022E
2023E
2024E
2025E
PF Gross Profit
PF Gross Margin

PF Adj. EBITDA[1,3] ($mm)



27%
25%
27%
27%
28%
28%
$40
$40
$54
$69
$88
$115
2020
2021E
2022E
2023E
2024E
2025E
PF Adj. EBITDA
PF Adj. EBITDA Margin

PF FCF[1,4] ($mm)



$37
$32
$42
$53
$64
$79
2020
2021E
2022E
2023E
2024E
2025E

Source: Management projections
Note: 2021E revenue, gross profit, gross margin, PF adj. EBITDA and PF adj. EBITDA margin figures shown reflect the lower end of Management's guidance range for 2021E performance
[1] Information for 2020 and 2021E combines the results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2021, 2020 and 2019 for the respective period.; [2] LTM 3/31/21 sales data (excludes 2021 acquisitions); [3] Adjusted EBITDA is a non-GAAP measure. Adjustments to PF EBITDA include changes in the fair value of contingent consideration, acquisition expenses, loss on extinguishment of debt, and other non-recurring and non-cash costs.. See Appendix for a calculation of PF Adjusted EBITDA for 2019, 2020 and 1H2021; [4] Represents PF Adjusted EBITDA minus CapEx

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Fathom is Positioned to Capture Growth Across Several Accelerating Markets Key Highlights PF Revenue profile ’20 – ’25E • Strong organic growth driven by acceleration $450 CAGR in additive manufacturing and injection molding technologies 16% 3% $400 19% 12% $350 • Robust portfolio growth with healthy upside to expand across diversified revenue profile $300 9% 12% • Well positioned to capture acceleration in $250 12% 16% Additive several high-growth markets 1 $200 Injection Molding 27% 35% 2 • Tremendous growth and expansion opportunities CNC Machining - organic $150 4% across diversified technology offerings 30% 3 CNC Machining - add-ons $100 22% Precision Sheetmetal 15% 27% 42% $50 16% Ancillary Technologies 13% $0 4 2020 2025E Source: Management projections 33 1 2 3 4 Represents PF revenue for acquisition made in Q1 2021; Represents Fathom's actual as reported results of operations for CNC Machining; Represents PF revenue of acquisitions made in Q2 2021; Information combines the results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2021, 2020 and 2019 for the respective period.

1 Capital-Efficient Business Key Highlights CapEx vs. Revenue • Low CapEx requirements to support $408 legacy and growth customers PF Revenue ($mm) • On average, CapEx is approximately 2 PF CapEx ($mm) 6% of revenue $317 • By 2025E over 60% of total CapEx is $252 projected to be allocated toward growth purchases of additive $205 manufacturing machines $162 $149 $36 $24 $16 $12 $8 $4 2020 2021E 2022E 2023E 2024E 2025E Source: Management projections Note: 2021E revenue, gross profit, gross margin, PF adj. EBITDA and PF adj. EBITDA margin figures shown reflect the lower end of Management’s guidance range for 2021E performance 34 1 Information for 2020 and 2021E combines the results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2021 and 2020 for the respective period. 2021E revenue represent low end of management’s Revenue guidance for 2021 of $162mm - 2 $168mm; Based on 2020-2025E management projections

Liquidity & Deleveraging Profile Ample liquidity and strong deleveraging profile to support business growth and future acquisitions 1 Liquidity Profile Total Net Debt / Adjusted EBITDA ($mm) ($mm) $132 $113 3.3x Net debt $44 Net leverage ratio $84 Availability under credit facilities 2.1x $23 Cash balance $49 1.2x $9 0.6x 0.1x $21 2021E 2022E 2023E 2024E 2025E Pro Forma 9/30/21 Source: Management projections 35 Note: information for 9/30/21 and 2021E is pro forma for transaction and assumes $10mm of additional cash to balance sheet, plus an additional $23mm of availability under a new $50mm revolving credit facility 1 Pro forma to include the pre-acquisition financials of companies acquired during 2021, does not include $20mm Credit Agreement cash netting cap; 2021E net debt and net leverage based on low end of the range for management’s $40mm-$42mm Adj. EBITDA guidance for 2021E

Transaction Overview

Detailed Transaction Overview

Transaction Structure[1]

- Pro forma enterprise value of $1,481mm
- $365mm cash proceeds inclusive of PIPE proceeds and transaction expenses[2]
- Company earnout shares: 9mm shares
  - 1/3 earned if VWAP for 20 days during a 30-day period is above $12.50
  - 1/3 earned if VWAP for 20 days during a 30-day period is above $15.00
  - 1/3 earned if VWAP for 20 days during a 30-day period is above $20.00

Illustrative Pro Forma Capitalization ($mm, except share price)

Share price	$10.00
PF shares outstanding	135
PF equity value	**$1,351**
(+) Assumed PF net debt (as of 9/30/21)	$130
PF enterprise value	**$1,481**

Illustrative Sources and Uses ($mm)

	Amount[2]	%
Altimar II cash in trust	$345	81%
PIPE equity	80	19%
Total sources	**$425**	**100%**
Cash to existing shareholders	$335	79%
Debt Paydown	20	5%
Cash to balance sheet	10	2%
Fees and expenses	60	14%
Total uses	**$425**	**100%**

Illustrative Pro Forma Ownership at Close



Altimar II Sponsor[3] 3.5%
Public Shareholders 25.5%
Fathom shareholders[4] 65.0%
PIPE investors 5.9%

Note: Assumes no redemptions by public shareholders in connection with the transaction and doesn't take into account the interest income in Altimar II trust account. Excludes impact of warrants.

[1] In addition, the transaction will be structured to include the following: (i) Up-C structure including PubCo and a limited liability holding company, (ii) Altimar II shares, including those offered in the PIPE, represent ownership interest in PubCo, (iii) Customary TRA arrangement will entitle sellers to receive 85% of realized tax savings resulting from certain tax benefits, including the impact of sales, exchanges and redemptions on PubCo's tax basis, (iv) One share – one vote structure, (v) CORE Industrial Partners expected to own approximately 45% of the PubCo's voting power at closing, (vi) A majority of the PubCo's Board will be composed of independent directors, (vii) CORE Industrial Partners will nominate a majority of the PubCo's directors for so long as it retains a specified percentage of PubCo's ownership;

[2] Assumes no redemptions by Altimar II existing shareholders and does not include interest earned on cash in trust; [3] Assumes 4.77mm founder shares at $10.00. Excludes 9.9mm founder warrants, which have a strike price of $11.50 per share; [4] Excludes 9mm company earn-out shares that vest on terms described above.

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On-Demand Digital Manufacturing Represents a Large Market Opportunity $141mm $149mm Scaled platform today 2020 Revenue 2020 PF Revenue 1 N/M 27% Superior, proven profitability 2 2 2020 Adj. EBITDA Margin 2020 PF Adj. EBITDA Margin 24% 49% Leading margins 2020 Gross Margin 2020 PF Gross Margin $1.9bn $1.4bn Value creation opportunity Equity Value Equity Value Source: Company filings, Factset as of 12/3/21 Note: Fathom information for 2020 combines the results of Fathom with the 2020 pre-acquisition results of businesses acquired in 2021 and 2020 38 1 2 N/M represents negative values; PF Adjusted EBITDA is a non-GAAP measure. Adjustments to PF EBITDA include changes in the fair value of contingent consideration, acquisition expenses, loss on extinguishment of debt, and other non-recurring and non-cash costs. See Appendix for a calculation of Fathom’s PF Adjusted EBITDA for 2020

Fathom Public Company Comparison Universe

Fathom outperforms comparable universe on key growth and profitability metrics

	Industry 4.0 comparable universe		
	Scaled advanced manufacturing / Industry disruptors	Early stage / Recent de-SPACs	FATHOM[1]
'22E EBITDA margin	16.3%	N/M	26.5%
'22E Gross margin	52.6%	29.0%	48.7%
'20-'23E Revenue CAGR	11.8%	69.0%	19.1%
EV / '22E Revenue	4.4x	9.7x	7.2x
EV / '22E Adj. EBITDA[2]	29.2x	N/M	27.3x

Transaction priced at a premium/discount to comparable universe

Revenue multiple bridge



$1,979
$499
(25.2%)
$1,481
Implied Fathom EV at early stage median of 9.7x EV / '22E revenue multiple
Implied EV discount
Fathom transaction value at 7.2x EV / '22E revenue multiple

Adj. EBITDA[2] multiple bridge



$1,586
$105
(6.6%)
$1,481
Implied Fathom EV at scaled adv. mfg. median of 29.2x EV / '22E EBITDA multiple
Implied EV discount
Fathom transaction value at 27.3x EV / '22E EBITDA multiple

Source: Company filings, management projections, Factset as of 12/3/21; Bright Machines data from SPAC announcement presentation as of 5/17/21 and analyst day presentation as of 11/10/21, Fast Radius data from SPAC announcement presentation as of 7/19/21
[1] Fathom information for 2020 combines the results of Fathom with the 2020 pre-acquisition results of businesses acquired in 2021 and 2020; [2] PF Adjusted EBITDA is a non-GAAP measure. Adjustments to PF EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments.

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Median: Median: 69.0% N/M Median: 29.0% Median: Median: 11.8% Median: 16.3% 52.6% Operational Benchmarking Industry 4.0 comparable universe Scaled advanced manufacturing / Industry disruptors Early stage / Recent de-SPACs 160.0% 101.8% 81.7% 69.0% 68.8% 45.4% 47.9% 19.1% 16.5% 13.0% 12.9% 10.7% 2.9% 3.8% 38.6% 34.7% 26.5% 17.5% 15.1% 6.1% 9.3% N/M N/M N/M N/M N/M N/M N/M 65.0% 73.6% 58.1% 56.1% 49.0% 48.6% 48.7% 46.0% 42.4% 29.1% 29.0% 27.8% 27.7% 18.4% Source: Company filings, management projections, Factset as of 12/3/21; Bright Machines data from SPAC announcement presentation as of 5/17/21 and analyst day presentation as of 11/10/21, Fast Radius data from SPAC announcement presentation as of 7/19/21 Note: Medians exclude Fathom 40 1 2 Fathom’s 19.1% CAGR is adjusted to give pro forma effect to all acquisitions prior to 05/01/21; PF Adjusted EBITDA is a non-GAAP measure. Adjustments to PF EBITDA include transaction and integration costs, non-recurring and non-cash items, compensation normalization and other accounting adjustments 2022E 2022E PF Adj. ’20-’23E 2 1 PF Gross Margin EBITDA Margin PF Revenue CAGR

Median: 9.7x Median: N/M Median: 29.2x Median: 4.4x Valuation Benchmarking Industry 4.0 comparable universe Scaled advanced manufacturing / Industry disruptors Early stage / Recent de-SPACs 16.4x 15.6x 9.7x 11.6x 9.7x 9.5x 5.6x 7.4x 5.2x 7.2x 4.7x 4.0x 2.5x 1.7x 2 3 43.3x 33.6x 24.6x 30.5x 27.9x 27.3x 14.2x N/M N/M N/M N/M N/M N/M N/M 2 3 Source: Company filings, management projections, Factset as of 12/3/21; Bright Machines data from SPAC announcement presentation as of 5/17/21 and analyst day presentation as of 11/10/21, Fast Radius data from SPAC announcement presentation as of 7/19/21 Note: Medians exclude Fathom 41 1 2 PF Adjusted EBITDA is a non-GAAP measure. Adjustments to EBITDA include changes in the fair value of contingent consideration, acquisition expenses, loss on extinguishment of debt, and other non-recurring and non-cash costs; PF for (i) acquisition of Origin and (ii) $200mm 3 follow-on offering announced on March 2, 2021; PF for acquisition of 3D Hubs 1 EV / ’22E Adj. EBITDA EV / ’22E Revenue

Appendix

Fathom is at the Forefront of Manufacturing Supply Chain Transformation

Widespread disruptions are driving companies to rethink their supply chain strategy

94% of Fortune 1000 companies are seeing supply chain disruptions from COVID-19[1]	65% of North American manufacturing companies are looking at reshoring production[2]

Case studies: Solving critical customer supply chain issues drives long term growth for Fathom

Leading Recreational Vehicle Manufacturer[3]

Problem: Potential line down due to international supplier part delay

Expected delay: Months

Fathom's Solution:

- Redesigned part production from aluminum casting to CNC machining to deliver 2,000 parts in 3.5 weeks

The Result

- Enabled customer to produce and ship $20mm of orders on time in Q2, helping the customer achieve a second quarter sales record
- Led to follow-on project enabling customer to ship $9mm of orders

Leading Heavy Equipment Manufacturer[3]

Problem: Potential line down due to supplier part delay

Expected delay: 5 days / 3 shift per day downtime

Fathom's Solution:

- Transitioned part production from injection molding to additive and delivered 500 parts in 10 hours, and 500 parts per day for 5 days

The Result

- Enabled customer to produce and ship $3mm of orders on time
- Successful execution expected to accelerate growth with customer

[1]Accenture; [2] Thomas Industrial Survey; [3] Per Fathom management

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Key Recent Business Wins Continued expansion of wallet with existing blue chip accounts Customer Order Size Order Type Lifetime Revenue Prototype & mid-volume 1 $2.5mm through 2022 $14.5mm Leading Semiconductor OEM production Expanded mid-volume 2 Fortune 50 Medical Company $2.0mm in 2021 production of existing $48.5mm program Expanded mid-volume 3 $1.2mm in 2021 production of existing $2.9mm Leading Medical Device Company program $900k in 2021, with Prototype with mid- 4 Disruptive EV Manufacturer expected $8mm 2022 volume production $1.5mm production order follow-on 44

1 Fathom Annual Income Statement ($mm) 2019 2020 2021E 2022E 2023E 2024E 2025E PF Revenue $127.5 $ 149.4 $ 162.1 $ 204.9 $ 252.4 $ 317.2 $ 408.2 % YoY growth -- 17% 9% 26% 23% 26% 29% PF Gross profit $ 72.9 $ 77.5 $ 99.8 $ 128.5 $ 165.9 $ 215.5 Gross margin 49% 48% 49% 51% 52% 53% 2 PF Adj. EBITDA $ 30.7 $ 39.9 $ 40.0 $ 54.3 $ 69.0 $ 87.9 $ 115.0 Adj. EBITDA margin 24% 27% 25% 27% 27% 28% 28% PF CapEx $ (3.5) $ (7.5) $ (12.1) $ (16.1) $ (23.8) $ (36.2) 3 PF FCF $ 36.4 $ 32.5 $ 42.3 $ 52.9 $ 64.1 $ 78.9 Source: Management projections Note: 2021E revenue, gross profit, gross margin, PF adj. EBITDA and PF adj. EBITDA margin figures shown reflect the lower end of Management’s guidance range for 2021E performance 45 1 2 Information for 2019, 2020 and 2021E combines the results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2021, 2020 and 2019 for the respective period; PF Adjusted EBITDA is a non-GAAP measure. Adjustments to PF EBITDA 3 include changes in the fair value of contingent consideration, acquisition expenses, loss on extinguishment of debt, and other non-recurring and non-cash costs.. See Appendix for a calculation of PF Adjusted EBITDA; Represents PF Adjusted EBITDA minus CapEx

1 Pro Forma Adjusted EBITDA Calculation YTD YTD ($mm) FY 2019 FY 2020 9/30/20 9/30/21 PF net income (loss) $11.4 ($5.6) $10.4 $8.1 + Depreciation and amortization 7.4 12.2 7.3 10.3 + Interest expense, net 2.8 8.9 2.1 4.3 + Income tax expense 0.4 0.9 0.2 0.4 2 +/- Contingent consideration 0.4 (1.1) 1.2 1.0 3 + Acquisition expenses 6.3 4.1 5.5 12.9 4 + Loss on extinguishment of debt - 2.0 - - 5 + Non-recurring and non-cash costs 2.0 5.7 4.0 2.9 PF Adjusted EBITDA $30.6 $27.1 $30.7 $39.9 1 2 Information combines the results of Fathom for the applicable period with the pre-acquisition results of businesses acquired in 2021, 2020 and 2019 for the respective period; Represents the change in fair value of contingent consideration payable to former owners of acquired 46 3 4 5 businesses; Represents expenses incurred related to business acquisitions; Represents amounts paid to refinance debt in April of 2021; Represents adjustments for other non-recurring, non-operating, and non-cash costs related primarily to integration costs for new acquisitions, severance, and charges for the increase of fair value of inventory related to acquisitions, and management fees paid to Fathom’s principal owner.

Pro Forma Adjusted Revenue Calculation ($mm) FY 2019 FY 2020 GAAP revenue (actual) $20.6 $61.3 1 + 2019 add-ons adjusted revenue 21.3 - 2 + 2020 add-ons adjusted revenue 55.1 56.8 3 + Q2 2021 add-ons adjusted revenue 30.5 31.3 PF adjusted revenue $127.5 $149.4 47 1 2 2 Information gives pro forma effect to acquisitions completed in 2019, as though such transactions occurred on January 1, 2019; Information gives pro forma effect to acquisitions completed during 2020, as though such transactions occurred on January 1, 2019; Information gives pro forma effect to acquisitions completed during 2021, as though such transactions occurred on January 1, 2019.

Risk Factors Risks related to Fathom’s Business and Industry • Fathom faces significant competition and expects to face increasing competition in many aspects of its business, which could cause its operating results to suffer. • Fathom’s success depends on its ability to deliver products and product lines that meet the needs of its customers and to effectively respond to changes in its industry. • Fathom’s failure to meet the expectations of its customers regarding turnaround time, quality or price would adversely affect its business and results of operations. • The strength of Fathom’s brand is important to its business, and any failure to maintain and enhance its brand would hurt its ability to retain and expand its customer base as well as further penetrate existing customers. • If Fathom’s present single or limited source suppliers become unavailable or inadequate, its customer relationships, results of operations and financial condition may be adversely affected. • Wage increases and pressure in certain geographies may prevent Fathom from sustaining its competitive advantage and may reduce its profit margin. • Fathom’s business depends in part on its ability to process a large volume of new part designs from a diverse group of customers and successfully identify significant opportunities for its business based on those submissions. • The loss of one or more key members of Fathom’s management team or personnel, or its failure to attract, integrate and retain additional personnel in the future, could harm its business and negatively affect its ability to successfully grow its business. • If Fathom is unable to manage its growth and expand its operations successfully, its reputation and brand may be damaged, and its business and results of operations may be harmed. • Fathom may not timely and effectively scale and adapt its existing technology, processes and infrastructure to meet the needs of its business. • Numerous factors may cause Fathom not to maintain the revenue growth that it has historically experienced. • Interruptions to or other problems with Fathom’s website and interactive user interface, information technology systems, manufacturing processes or other operations could damage its reputation and brand and substantially harm its business and results of operations. • Cybersecurity risks and cyber incidents could adversely affect Fathom’s business by disrupting its operations or by compromising or corrupting its confidential information or confidential information in its possession, which could negatively impact its business, financial condition and operating results. • Aspects of Fathom’s business are subject to privacy, data use and data security regulations, which may impact the way it uses data to target customers. • Global economic conditions may harm Fathom’s ability to do business, increase its costs and negatively affect its business and operations. • If a natural or man-made disaster strikes any of Fathom’s manufacturing facilities, it will be unable to manufacture its products for a substantial period of time and its sales will decline. • Fathom may not be able to adequately protect or enforce its intellectual property rights, which could impair its competitive position. • Fathom may be subject to intellectual property infringement claims. • Fathom may be subject to product liability claims, which could result in material expense, diversion of management time and attention and 48 damage to its business, reputation and brand.

Risk Factors, cont. Risks related to Fathom’s Business and Industry (cont’d) • Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by Fathom to comply with these regulations could substantially harm its business and results of operations. • Fathom may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all. • Any acquisition, strategic relationship, joint venture or investment could disrupt Fathom’s business and harm its operating results and financial condition. • Fathom’s business involves the use of hazardous materials, and it and its suppliers must comply with environmental laws and regulations, which can be expensive and restrict how Fathom does business. • If Fathom is unable to meet regulatory quality standards applicable to its manufacturing and quality processes for the parts it manufactures, its business, financial condition or operating results could be harmed. • Fathom is subject to payment-related risks. • The audit report from Fathom’s independent auditors on Fathom’s audited financial statements for the years ended December 31, 2020 and December 31, 2019 included emphasis of a matter regarding going concern because the committed financing necessary to repay Fathom’s $172 million term loan due April 2022 is contingent upon the closing of the Transaction. Risks related to being a Public Company • Fathom’s management team has limited experience managing a public company and may not successfully or effectively manage Fathom’s transition to public company status. • As with any public company, Altimar II may be subject to securities litigation, which is expensive and could divert management’s attention. • Fathom’s failure to achieve and maintain effective internal control over financial reporting could result in its failure to accurately or timely report its financial condition or results of operations, which could have a material adverse effect on its business and stock price. • Because Fathom will become a publicly traded company by means other than at traditional underwritten public offering, Fathom’s stockholders may face other risks and uncertainties. 49

Risk Factors, cont. Risks related to organizational structure and ownership • Fathom’s organizational structure following the proposed business combination, including the tax receivable agreement described below, provides certain benefits to the continuing owners of Fathom that will not benefit Class A common stockholders to the same extent as it will benefit such continuing owners of Fathom. • Altimar II’s principal asset after the completion of the transaction will be its interest in Fathom, and, accordingly, it will depend on distributions from Fathom to pay taxes and expenses, including payments under a tax receivable agreement with the continuing equity owners of Fathom that requires Fathom to make cash payments to them in respect of certain tax benefits to which Altimar II may become entitled, and it is expected that the payments Altimar II will be required to make under such agreement will be substantial. • CORE Industrial Partners will own a significant interest in the combined company and its interests may conflict with the interests of Fathom and the Class A common stockholders. Through its interest in the combined company, “negative control” rights and its rights to nominate directors to the combined company’s board under an investor rights agreement that will be entered as part of the Transaction, CORE Industrial Partners will have substantial influence over Fathom’s management and policies. Risks Related to Altimar II’s Securities • If the benefits of the proposed business combination do not meet the expectations of investors or securities analysts, the market price of Altimar II’s securities may decline, either before or after the closing of the proposed business combination. • The combined entity will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations. • The stock price of Altimar II’s securities may be extremely volatile, and stockholders could lose a significant part of their investment. • Altimar II’s Class A ordinary shares may fail to meet the continued listing standards of the New York Stock Exchange (“NYSE”), and additional shares may not be approved for listing on NYSE. • Because the combined company has no current plans to pay cash dividends for the foreseeable future, investors may not receive any return on investment unless they sell their shares for a price greater than that which was paid for them. • If following the proposed business combination, securities or industry analysts do not publish or cease publishing research or reports about Fathom, its business, or its market, or if they change their recommendations regarding Fathom’s securities adversely, the price and trading volume of Fathom’s securities could decline. • Future sales and issuances of common stock in Fathom or rights to purchase such common stock following the closing of the Transaction, including pursuant to any equity incentive plans and future exercise of registration rights, could result in additional dilution of the percentage ownership of its stockholders and could cause the share price to fall. • Following the Transaction, Fathom will be an emerging growth company within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make its securities less attractive to investors and may make it more difficult to compare the combined company’s performance with other public companies that do not enjoy such disclosure exemptions 50

Risk Factors, cont. General risks • Economic downturns and political and market conditions beyond Altimar II’s and the combined company’s control could adversely affect its business, financial condition and results of operations. • Fathom is exposed to the risk of natural disasters, political events, health crises such as the global Covid-19 outbreak, war and terrorism and other macroeconomic events, each of which could disrupt its business and adversely impact its results of operations. Risk related to Altimar II and the business combination • Directors of Altimar II have potential conflicts of interest in recommending that Altimar II’s stockholders vote in favor of the adoption of the merger agreement and the proposed business combination and approval of the other proposals to be described in the proxy statement/prospectus. • Altimar II’s founders, directors, officers, advisors and their affiliates may elect to purchase Altimar II Class A common stock or Altimar II warrants from public stockholders, which may influence the vote on the proposed business combination and reduce the public “float” of Altimar II’s Class A common stock. • Altimar II’s sponsor will agree to vote in favor of the proposed business combination, regardless of how Altimar II’s public stockholders vote. • Altimar II’s warrants are accounted for as derivative liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of Altimar II’s securities or may make it more difficult for us to consummate the proposed business combination. • The combined company will incur significant increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives. • The combined company’s charter and bylaws to be in effect following the consummation of the proposed business combination and certain Delaware laws contain provisions that may have the effect of delaying, preventing or making undesirable an acquisition of all or a significant portion of the combined company’s shares or assets or preventing a change in control. • The ability of Altimar II’s stockholders to exercise redemption rights with respect to a large number of outstanding Altimar II Class A common stock and the related funding of such redemptions could increase the probability that the proposed business combination would not occur. Completion of the proposed business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Altimar II’s board has not obtained and will not obtain a third-party valuation or financial opinion in determining whether to proceed with the proposed business combination. • Current Altimar II stockholders will own a smaller proportion of the post-Transaction company than they currently own of Altimar II ordinary shares. In addition, following the closing of the Transaction, Altimar II may issue additional shares or other equity securities without the approval of its stockholders, which would further dilute their ownership interests and may depress the market price of its shares. • Altimar II’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information to be included in its proxy statement/prospectus and may not be indicative of what its actual financial position or results of operations would have been. 51

Risk Factors, cont. Risk related to Altimar II and the business combination (cont’d) • If third parties bring claims against Altimar II or if Altimar II files a bankruptcy petition or an involuntary bankruptcy petition is filed against Altimar II that is not dismissed, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00 (which was the offering price in Altimar II’s initial public offering). • If, after Altimar II distributes the proceeds in the Trust Account to its public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against Altimar II that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of Altimar II’s board of directors may be viewed as having breached their fiduciary duties to Altimar II’s creditors, thereby exposing the members of Altimar II’s board of directors and Altimar II to claims of punitive damages. • Altimar II’s ability to successfully effect the proposed business combination and to be successful thereafter will be totally dependent upon the efforts of key personnel. Past performance by Altimar II or Altimar II’s Sponsor or management team and their respective affiliates may not be indicative of future performance of an investment in Fathom or the combined company. • In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and Altimar II’s Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors may decide not to enforce the indemnification obligations of Altimar II’s Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Altimar II’s public stockholders. • Our public stockholders will experience immediate dilution if the Transaction is completed. Having a minority share position may reduce the influence that our current stockholders have on the management of the combined company. • The proposed business combination will be subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Altimar II or Fathom may waive one or more of the closing conditions to consummation of the business combination without re-soliciting stockholder approval. • Obtaining required regulatory approvals may prevent or delay completion of the proposed business combination or reduce the anticipated benefits of the proposed business combination or may require changes to the structure or terms of the proposed business combination. • Altimar II’s and Fathom’s ability to consummate the Business Combination, and the operations of the combined company following the proposed business combination, may be materially adversely affected by the continuing effects of the COVID-19 pandemic. 52

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